**ReliaStar Life Insurance Company of New York
and its Separate Account NY-B**

ING Rollover Choice^{SM} – NY Variable Annuity Contracts

Supplement dated August 7, 2008 to the Contract Prospectus dated April 28, 2008, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your current Contract Prospectus for future reference.

Effective September 8, 2008, the following funds will be designated as Covered Funds for purposes of calculating the MGIB Benefit Base under the Minimum Guaranteed Income Benefit (MGIB) rider:

ING American Funds Bond Portfolio
ING Lehman Brothers U.S. Aggregate Bond Index® Portfolio
ING Solution Income Portfolio
ING VP Intermediate Bond Portfolio
PIMCO VIT Real Return Portfolio

Accordingly, all amounts invested in these funds on or after September 8, 2008 will be treated as Covered Funds for the purpose noted above. Amounts invested in these funds prior to September 8, 2008 will continue to be treated as Special Funds for this purpose.